Amended Operating Agreement
AS OF OCTOBER 1, 2020
for
T2M, LLC
a
MANAGER MANAGED LIMITED LIABILITY COMPANY

This Operating Agreement is amended as of October 01, 2020, in accordance with section 18.12 of the T2M Amended Operating Agreement dated January 25, 2019, which amended the T2M Amended Operating Agreement dated January 4, 2019, which amended the T2M Amended Operating Agreement dated July 18, 2018, which amended the original operating Agreement dated May 04, 2018.

This amendment to the T2M Amended Operating Agreement dated JANUARY 25, 2019 is made to accommodate the appointment of: Worldwide Stock Transfer, LLC as the Transfer Agent and Custodian of five hundred thousand (500,000) ownership units, and to express the percentage Ownership Interest of each member in Ownership Units, wherein each Ownership Interest equates to one hundred thousand (100,000) ownership units.

This Operating Agreement ("**Agreement**") is made and entered into as of the **first day of October, 2020**, by and among Fraser Townley, a resident of the State of Massachusetts, and having a principle address at 247 Taylor Street, Pembroke, MA 02359 ("**Townley**"), Daniel Dooley, a resident of the State of Oklahoma, and having a principle address at 13009 Green Valley Drive, Oklahoma City, OK 73120 ("**Dooley**"), Lee Chin Feng a resident Taiwan, and having a principle address at 11F, No 21, Lane 156, Anmin Street, Xindian District, New Taipei City, 231Taiwan (**"Feng"**), James Anderson, a resident of the state of California, and having a principle address at 967 Stebbins Lane, Davis, CA 95616 (**"Anderson"**), Sing Family Enterprise Limited, a British Virgin Islands Company and having a principle address at Riva, Helorus Boulevard Tower H5, Flat 18/B, 1 Ying Ho Road, Kam Tin, Yuen Kong S.A.R., China, ("**Sing**"), The Lisa Loosen Mullen Lifetime Trust, a trust formed and established under the laws of the State of Oklahoma, and having a principle address at 6608 North West Avenue, PMD 615, Oklahoma City, OK 73116 ("**Mullen**"), The Patricia Loosen Irrevocable Trust, a trust formed and established under the laws of the State of Oklahoma, and having a principle address at 6608 North West Avenue, PMD 615, Oklahoma City, OK 73116 ("**Loosen**"), The William E. and Janet A. Long Partnership, a partnership formed and established under the laws of the State of Oklahoma, and having a principle address at 6303 North Portland Avenue, Suite 204, Oklahoma City, OK 73112 ("**Long**"), Matthew J. and Jimmy L. McBride Investments, LLC, an Oklahoma Limited Liability Company, and having an address of 3401 Ridgewood Drive, Edmond Oklahoma, 73013 ("**McBride**"), and Joshua Townley, a resident of the United Kingdom, having an address of 4 North View, Winkwell, Hemel Hempstead, Hertfordshire HP1 2RZ, UK ("**Josh**"). Townley, Dooley, Feng, Anderson, Sing, Mullen, Loosen, Long, McBride, and Josh are referred to herein individually as a "Member" and collectively as the "Members".

<u>Recitals:</u>

A.   **Townley, Dooley, Feng, Anderson, Sing, Mullen, Loosen, Long, McBride, and Josh,** desire to memorialize an Operating Agreement for a Minnesota, Manager Managed, limited liability company to develop, promote, and provide certain products and services to further company objectives, and any other business pertinent thereto, in addition to related general business activities.

B.   This Agreement sets forth the understanding of **Townley, Dooley, Feng, Anderson, Sing, Mullen, Loosen, Long, and Josh,** with respect to such Operating Agreement.

NOW, THEREFORE, for valuable consideration, the receipt and the sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

1.   **Formation; Term**. **T2M, LLC**, a Minnesota limited liability company (**"Company"**) with a principle address at 2440 Kyle Ave, Golden Valley Minnesota, 55422, has been formed as a limited liability company pursuant to the Minnesota Limited Liability Company Act, as amended ("**Act**"). The rights and obligations of the Members, and the affairs of the Company, shall be governed first by the mandatory provisions of the Act, second by the Company's Articles of Organization, third by this Agreement and fourth by the optional provisions of the Act. In the event of any conflict among the foregoing, the conflict shall be resolved in the order of priority set forth in the preceding sentence.

The Company commenced existence upon the filing for record of the Articles of Organization of T2M, LLC dated March 28, 2018, with the Secretary of State of the State of Minnesota on March 28, 2018, and shall have a perpetual term, unless sooner terminated as provided in this Agreement.

2.   **Name; Agent and Principal Office**. The name under which the business of the Company shall be conducted is "T2M, LLC"

The street address of the principal place of business of the Company in the State of Minnesota is as follows:

2440 Kyle Ave
Golden Valley, Minnesota 55422

The Company shall maintain at the principal office of the Company in the State of Minnesota the books and the records required to be maintained pursuant to the Act.

The name of the registered agent of the Company in the State of Minnesota and the registered office of the Company in the State of Minnesota are as follows:

Registered Agent:

Mark E. Dooley, Esq.
2440 Kyle Ave
Golden Valley, Minnesota 55422

Registered Office:

Mark E. Dooley, Esq.
2440 Kyle Ave
Golden Valley, Minnesota 55422

The Company may also maintain offices at such other place or such other places as the Board of Managers deem advisable.

3. **Purpose of the Company**. The purpose of the Company is to acquire, develop, and promote intellectual properties related to the mobile devices sector, and to engage in other activities incidental thereto, including, but not limited to licensing said acquire, develop, and promote intellectual properties related to the mobile devices sector.

4. **Certain Definitions**. As used herein, each of the following terms shall have the following respective meanings:

4.1 "**Act**" means the Minnesota Limited Liability Act ("322C") effective on January 1, 2018, as amended from time to time and any successor statute.

4.2 "**Board of Managers**" has the meaning set forth in Section 10.1.

4.3 "**Book Value**" of an asset means, as of any particular date, the value at which the asset is properly reflected on the books of the Company as of such date.

The initial Book Value of any asset contributed by a Member to the capital of the Company shall be the gross fair market value of such asset, as determined by the Board of Managers and the contributing Member and, in the case of any other asset, its adjusted basis for federal income tax purposes. The Book Value of all of the assets of the Company may be adjusted to equal their respective fair market values, determined by, or on behalf of, the Board of Managers, as of the following times: (a) the acquisition of additional Membership Interests by any new or existing Member in exchange for more than a de minimis capital contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of the assets of the Company as consideration for some or all of the Membership Interest of such Member; and (c) to reflect any adjustments to the adjusted basis of the assets of the Company pursuant to Section 734 or Section 743 of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to this Agreement and only if such adjustment has not already been reflected in the Book Value; and (c) the liquidation of the Company for federal income tax purposes pursuant to Treasury Regulation Section 1.704-1(b) (2)(ii)(g); provided however, that adjustments pursuant to Section 4.2(a) and Section 4.2(b) above shall be made only if the Board of Managers determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company. In addition, the Book Value of any asset of the Company distributed to any Member shall be adjusted to equal its fair market value, as so determined, on the date of distribution.

Assets, if any, for which market quotations are readily available shall be valued based on such market quotations. Other assets shall be valued at their fair market value using methods customary in the industry, as determined in good faith by the Board of Managers.

If the Book Value of an asset has been determined or adjusted to be an amount other than its adjusted tax basis, such Book Value shall thereafter be adjusted by Depreciation taken into account with respect to such asset for purposes of computing Net Profit and Net Loss.

4.4 **"Capital Account"** means the capital account established and maintained for each Member pursuant to Section 5.1.

4.5 **"Capital Account Percentage"** means, with respect to each Member or each assignee, the percentage (rounded to the nearest whole percent) computed by dividing the Capital Account balance of such Members or such assignee, by the total Capital Account balances of all Members and all assignees.

4.6 **"Code"** means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute.

4.7 **"Company"** means T2M, LLC, a Minnesota limited liability company.

4.8 **"Deficit Capital Account Member"** has the meaning set forth in Section 6.1.

4.9 **"Depreciation"** means, for each fiscal year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such fiscal year, except that if the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such fiscal year is zero, Depreciation shall be determined with reference to such beginning gross asset value and any reasonable method selected by the Board of Managers.

4.10 **"Manager"** has the meaning set forth in Section 10.1. The term "Manager" shall include the plural of the term, if applicable.

4.11 "**Member**" means any person or any entity treated as a member of the Company under the Act, the Articles of Organization and this Agreement. The term "Member" shall include the plural of the term, if applicable.

4.12 "**Membership Interest**" means the ownership interest in the Company representing a right to share in the Net Profit and Net Loss of the Company, Net Cash Flow and liquidating distributions and to vote to the extent and in the manner provided by the Act, the Articles of Organization and this Agreement.

4.13 "**Net Asset Value**" means the fair market value of the Company (as determined by the Board of Managers).

4.14 "**Net Cash Flow**" means, with respect to any period, the amount, if any, by which the Proceeds for such period exceed the sum of (a) the Operating Costs for such period plus (b) the Replacement Reserve for such period.

4.15 "**Net Profit**" or "**Net Loss**" means, with respect to any period, the taxable income or taxable loss of the Company for such period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 702(a) of the Code shall be included in taxable income or taxable loss), with the following adjustments:

(a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profit or Net Loss shall be added to such taxable income or loss;

(b) any expenditures of the Company that are described in Section 705(a)(2)(B) of the Code or treated as so described pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Net Profit or Net Loss shall be subtracted from such taxable income or taxable loss;

(c) in the event that the Book Value of any asset of the Company is adjusted at any time, any difference between the Book Value of such asset immediately prior to such adjustment and its Book Value immediately after such adjustment shall be treated as an item of income (with respect to a positive adjustment) and added to such taxable income or as a item of loss (with respect to a negative adjustment) and subtracted from such taxable income;

(d) gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of such asset, notwithstanding that the adjusted tax basis of such asset differs from its Book Value;

(e) in lieu of depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account, Depreciation for such fiscal year, computed in accordance with Section 4.9; and

(f)   to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of the Membership Interest of a Member, the amount of such adjustment shall be treated as an item of gain or loss, as the case may be, depending upon whether the adjustment increases or decreases the basis of the asset; and

(g)   all items of income, gain, loss or deduction specially allocated pursuant to Section 6.2 shall not be taken into account in determining Net Profit and Net Loss.

4.16   **"Operating Costs"** means, with respect to any period, all expenditures of the Company, including, without limitation, the principal and the interest on any indebtedness of the Company, paid in cash by the Company during such period, but does not include any such expenditures paid in cash from funds previously set aside as Replacement Reserves, from funds contributed to the capital of the Company or from funds borrowed by the Company.

4.17   **"Proceeds"** means, with respect to any period, gross revenues received by the Company from all sources during such period, but does not include contributions to the capital of the Company or funds borrowed by the Company.

4.18   **"Profit and Loss Sharing Percentage"** means, as of any date, the percentage set forth in Section 6.1 representing the proportionate share of a Member in Net Profit or Net Loss as of such date.

4.19   **"Replacement Reserve"** means, with respect to any period, an amount determined by the Board of Managers to be reasonably necessary to add to a fund with which to pay for repair or replacement of the tangible assets of the Company and to provide funds for contingencies which the Company may experience.

5.   **Capital Accounts, Contributions and Status.**

5.1   **Capital Account**.   There shall be established on the books of the Company a Capital Account for each Member that shall reflect the value of the investment of such Member in the Company.   The Capital Account shall be determined and adjusted as follows:

(a)   **Credit Adjustments**. The Capital Account of each Member shall be credited with (increased by):

(i) the amount of cash and the fair market value of any other property (as determined by the Board of Managers and the contributing Member in accordance with any method customary in the industry), net of liabilities that the Company is considered to assume or take subject to under Section 752 of the Code, contributed by such Member to the capital of the Company;

(ii) the amount of any liabilities of the Company assumed by such Member; and

(iii) allocations to such Member of Net Profit pursuant to Section 6.1 and of items in the nature of income or gain pursuant to Section 6.2.

(b)   Debit Adjustments. The Capital Account of the Member shall be debited with (decreased by):

(i)   the amount of cash and the fair market value of other property (as determined by the Board of Managers by any method customary in the industry), net of liabilities that such Member is considered to assume or to take subject to under Section 752 of the Code, distributed to such Member;

(ii)   the amount of any liabilities of any such Member assumed by the Company; and

(iii)   allocations to such Member of Net Loss pursuant to Section 6.1 and items in the nature of loss, deduction or expense pursuant to Section 6.2.

5.2   **Initial Capital Contributions**. Simultaneously with the execution and the delivery of this Agreement, each Member shall contribute to the capital of the Company. **TOWNLEY's** capital contribution comprises four hundred and fifty US dollars ($450.00); **DOOLEY's** capital contribution comprises two hundred US dollars ($200.00); **CHIN FENG's** capital contribution comprises one hundred dollars US ($100.00); **ANDERSON's** capital contribution comprises seventy US dollars ($70.00); **SING** capital contribution comprises five hundred thousand US dollars ($500,000.00); **Mullen** capital contribution comprises two hundred thousand US dollars ($200,000.00); **Loosen** capital contribution comprises two hundred thousand US dollars ($200,000.00); **Long** capital contribution comprises one hundred thousand US dollars ($100,000.00); **McBride** capital contribution comprises five hundred thousand US dollars ($500,000.00); and duly appointed Transfer Agent/Custodian **WST's** capital contribution comprises two million five hundred thousand US dollars ($2,500,000.00).

5.3   **Additional Capital Contributions**.
(a)   **Additional Funding**.   The Company and the Members contemplate that the Company may require additional funding from time to time. Each of the Members has committed to provide the additional funding in proportion to their relative Profit and Loss Sharing Percentages, in other words, to provide additional funding in accordance with their

proportionate interest share on the terms and subject to the conditions contained in this Section 5.3(a).

The Board of Managers shall, from time to time, consider whether the Company requires additional funding. To the extent that the Board of Managers determines, at any time and from time to time, that the Company requires additional funding, the Board of Managers shall notify, in writing, each Member of the amount of additional funding which the Board of Managers believes that the Company requires and the date by which the Member must contribute his or her Proportionate Share of additional funding to the Company in immediately available funds.

No later than the date specified by each written notice for capital contribution, each Member shall contribute to the capital of the Company, in immediately available funds, his or her Proportionate Share of the additional capital specified by the written notice. The amount of each additional contribution shall be credited to the Capital Account of the contributing Member.

If any Member fails to contribute timely his or her Proportionate Share of any additional funding, the other Member shall have the right, but not the obligation, to contribute such share, and any such contribution made by said other Member shall be credited to the Capital Account of said contributing other Member. As the sole remedy for the failure of a Member to contribute, the contributing Member shall have the right, but not the obligation, to purchase the Membership Interest of the non-contributing Member at a cash price equal to 100% of the Capital Account balance of the non-contributing Member. The purchase option of the contributing Member shall be exercised, if at all, by delivery of a written notice of exercise to the non-contributing Member within 45 days after the date by which the non-contributing Member was required to provide his or her Proportionate Share of the additional funding, specifying a closing date for the purchase and the sale within 10 days thereafter.

(b) **Other Contributions**. Except as provided by Section 5.3(a), no Member may contribute any cash or property to the capital of the Company after formation, unless the Board of Managers determines the contribution is in the best interest of the Company. The amount of cash or the fair market value of any other property contributed by a Member to the Company shall be credited to the Capital Account of the contributing Member.

5.4 **Transferred Capital Accounts**. In the event that any Membership Interest is transferred in accordance with this Agreement, the transferee shall succeed to the Capital Account and the Profit and Loss Sharing Percentage of the transferor Member to the extent such Capital Account related to the transferred interest.

5.5 **Compliance with Regulations**. The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations 1.704-1(b) et seq. and Treasury Regulations Section 1.704-3 and Treasury Regulations Section 1.704-3T. To the extent that the Board of Managers determines, at any time and from time to time, that it is prudent to modify the manner in which the Capital Accounts are computed in order to comply with such regulations or for other tax related reasons, the Board of Managers may make such changes.

5.6 **Limited Liability**. No Member shall be bound by, or personally liable for, the liabilities or the obligations of the Company.

5.7 **Interest**. The Company shall not accrue or pay interest to a Member on the contributions by the Member to the capital of the Company.

5.8 **No Priorities of Members**. No Member shall have the right to the return of his or her contribution to the capital of the Company except as otherwise provided by, and in accordance with, the Act, the Articles of Organization and this Agreement. No Member shall have the right to demand or to receive property other than cash in return for his or her contribution to the Company, either as to the return of contributions of capital to Company or as to profits, losses, or distributions.

5.9 **No Withdrawal**. No Member shall be entitled to resign voluntarily or otherwise to withdraw from the Company.

6. **Allocations and Distributions**.

6.1 **Allocations**. Except as otherwise provided by this Agreement, for purposes of maintaining the Capital Accounts and in determining the rights of the Members between themselves, the Net Profit or Net Loss of the Company for each fiscal year or each other fiscal period shall be allocated between the Members in the following Profit and Loss Sharing Percentages:

<u>Member</u>	Profit and Loss <u>Sharing Percentage</u>
FRASER TOWNLEY	42.33%
DANIEL DOOLEY	20.40%
LEE CHIN FENG	10.20%
JAMES ANDERSON	7.14%
SING FAMILY ENTERPRISE LIMITED	5.10%
THE LISA LOOSEN MULLEN LIFETIME	2.05%

TRUST	
THE PATRICIA LOOSEN IRREVOCABLE TRUST	2.05%
THE WILLIAM E. AND JANET A. LONG PARTNERSHIP	1.02%
MATTHEW J, AND JIMMY L. MCBRIDE INVESTMENTS, LLC	2.56%
JOSHUA TOWNLEY	2.05%
TRANSFER AGENT/COSTODIAN WORLDWIDE STOCK TRANSFER, LLC CUSTODIAN	5.10%

Total   100%

Notwithstanding anything else contained herein, Net Loss allocated pursuant to this Section 6.1 shall not exceed the maximum amount of the Net Loss that can be so allocated without causing or increasing a deficit in the Capital Account of such Member (in excess of any limited dollar amount of the deficit balance that the Member is obligated to restore pursuant to this Agreement or otherwise), after such Capital Account balance has been (a) reduced for any items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) and (b) increased for the Member's share of minimum gain, determined in accordance with Treasury Regulations Section 1.704-2 (such Member being referred to as the "Deficit Capital Account Member"). Net Loss which is not charged to a Deficit Capital Account Member as a result of the preceding sentence shall be allocated to the Capital Accounts of any Members who would not be Deficit Capital Account Members as a result of the reallocation, in proportion to their respective positive Capital Account balances or, if no such Member exists, to all Members in proportion to their relative Profit and Loss Sharing Percentages.

For purposes of this Agreement, any allocation of Net Profit or Net Loss to a Member shall constitute an allocation of a proportionate part of each item of income, gain, loss or deduction taken into account in calculating the Net Profit or Net Loss allocated to all Members.

6.2   **Special Allocations**. The following special allocations shall be made in the following order:

(a) **Minimum Gain Chargeback**. Except as otherwise provided by Treasury Regulations Section 1.704-2(f), notwithstanding anything else contained in this Section 6, if there is a net decrease in "partnership minimum gain" during any fiscal year, each Member shall be specially allocated items of income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in partnership minimum gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The amount of the partnership minimum gain of the Company shall be determined as provided in Treasury Regulations Section 1.704-2(d) and a Member's share of partnership minimum gain of the Company shall be determined as provided in Treasury Regulation Section 1.704-2(g)(2). This Section 6.2(a) is intended to comply with the "partnership minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f).

(b) **Member Minimum Gain Chargeback**. Except as otherwise provided by Treasury Regulations Section 1.704-2(i)(4), notwithstanding anything else contained in this Section 6, if there is a net decrease in minimum gain attributable to a "partner nonrecourse debt" of the Company (as defined in Treasury Regulations Section 1.704-2(b)(4)) during any fiscal year, each Member which has a share of the minimum gain attributable to such partner nonrecourse debt of the Company, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in minimum gain attributable to such partner nonrecourse debt. This Section 6.2(b) is intended to comply with the partner minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4).

(c) **Qualified Income Offset**. Notwithstanding anything else contained in this Section 6, if any Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d), (4), (5) or (6) which creates a deficit balance in his or her Capital Account that exceeds such Member's obligation to restore such deficit, such Member shall be allocated items of income and gain in an amount sufficient to eliminate any such deficit balance as quickly as possible in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

(d) **Income Chargeback for Deficit Capital Account Member Loss**. In the event any Member receives an allocation of Net Loss pursuant to Section 6.1 by reason of the fact that such allocation would otherwise be made to a Deficit Capital Account Member, the Member receiving the reallocation of Net Loss shall be allocated all Net Profits which otherwise would have been allocated to such Deficit Capital Account Member, until the aggregate amount of Net Profit so allocated equals the aggregate amount of Net Loss reallocated to the Member pursuant to Section 6.1.

(e) **Member Nonrecourse Deductions**. Any **"partner nonrecourse deduction,"** as defined in Treasury Regulations Section 1.704-2(i)(1) and (2) for any fiscal year, shall be specially allocated to the Member or the Members in the ratio in which such Member or the Members bear the economic risk of loss with respect to the "partner nonrecourse debt" of the Company (as defined in Treasury Regulations Section 1.704-2(b)(4)) to which such partner nonrecourse deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(f)   **Section 754 Adjustments**. To the extent an adjustment to the adjusted tax basis of any asset of the Company pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required by Treasury Regulations to be taken into account in determining Capital Accounts, the amount of the adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and the gain or loss shall be specially allocated to the Member or the Members as required by the applicable Treasury Regulations.

(g)   **Imputed Interest**. To the extent that the Company has taxable interest income with respect to any promissory note of a Member pursuant to Section 483 of the Code or Sections 1271 through 1288 of the Code, such interest income shall be specially allocated to the debtor-Member and the amount of such interest income shall not be treated as a capital contribution by such Member in connection with payments of principal with respect to such promissory note.

If any allocation is made pursuant to Section 6.2(a), Section 6.2(b) or Section 6.2(c), subsequent special allocations of other items of income, gain, loss or deduction shall be made in the amount and in the manner deemed appropriate by the Board of Managers to offset the effects of such prior allocations, so that, after giving effect to such offsetting allocations, the Capital Account balance of each Member is equal to the balance such Member would have if Section 6.2(a), Section 6.2(b) or Section 6.2(c) were not part of this Agreement.

6.3   **Tax Allocations and Tax Matters Member**.

(a)   Except as otherwise provided by this Agreement, for federal income tax purposes, all items of income, gain, loss, deduction, basis, amount realized and credit (and the character and source of such items) shall be allocated between the Members in the same manner as the corresponding items of income, gain, loss, deduction, basis, amount realized or credit are allocated to Capital Accounts pursuant to Section 6.1, and the Company shall maintain such books and records as are necessary or appropriate to make such allocations.

(b)   If, as a result of an adjustment to the Book Value of assets of the Company in accordance with Section 4.2, Section 704(b) of the Code or the Treasury Regulations thereunder requires allocations of income, gain, loss, and deduction of the Company in a manner different from that set forth in Section 6.3(a), the principles of Section 704(c) of the Code and the Treasury Regulations thereunder shall control, solely for federal income tax purposes, allocations of items of income, gain, loss, and deduction with respect to such assets.

(c)   If property other than cash is contributed by a Member to the Company, items of income, gain, loss and deduction with respect to such property shall, for income tax purposes, be allocated in accordance with Section 704(c) of the Code and the Treasury Regulations thereunder. The Board of Managers is authorized to make allocations as are necessary or appropriate to comply with the relevant Treasury Regulations or Internal Revenue Service pronouncements under Section 704(c) of the Code. The Board of Managers currently intends to make allocations of income, gain, loss and deduction from the taxable disposition of contributed properties, in general, as follows: (i) first, to the contributing Member to the extent of any difference between the fair market value and the tax basis of contributed property on the date of contribution and (ii) second, to all Members in proportion to their respective shares of post-contribution appreciation or depreciation.

(d)   The members agree that **ANDERSON** shall serve as the initial Tax Matters Member, and to serve as such until **ANDERSON** resigns as the Tax Matters Member, or is removed as the Tax Matters Member by unanimous vote of the **Members**.

6.4   **Distribution of Net Cash Flow**. The Board of Managers shall determine, based on the reasonable business needs of the Company, the amount and the timing of distributions of Net Cash Flow during any particular fiscal year of the Company. Unless otherwise determined by the Board of Managers, distribution of Net Cash Flow shall be made monthly directly to each holder of the Membership Interests, or as directed by each holder of the Membership Interests, in proportion to their respective Profit and Loss Sharing Percentages, determined as of the end of the month immediately preceding the date on which the distribution is to be made. Distributions of Net Cash Flow may not be made to the extent that, after giving effect to the distributions, all liabilities of the Company would exceed the fair value of the Company's assets. No distribution of Net Cash Flow shall be made to the extent the distribution would create a deficit balance in the distributee's Capital Account in excess of any limited dollar amount of the deficit balance that the distributee is obligated to restore, plus the distributor's share of "minimum gain," if any, determined in accordance with Treasury Regulations Section 1.704-2.

6.5   **Transfer of Interest**.

(a)   **Allocations**. Except as otherwise provided by this Agreement, if a Membership Interest is transferred, the Members' shares of items allocated pursuant to Section 6.1 shall be determined by the Board of Managers in accordance with Section 706(d) of the Code.

(b)   **Transferee Not Member**. Except as otherwise provided by this Agreement, in the event a Membership Interest is held by an assignee who has not been admitted as a Member, for purposes of this Section 6 but for no other purposes, the term "Member" shall include such holder.

7.   **Records, Accounting, Reports, Fiscal Year and Banking**.

7.1   **Records to be Kept**. The Company shall keep the following records at the office of the Company:

(a)   a current and past list of the full name and the last-known mailing address of each Member;

(b)   a copy of the Articles of Organization and all amendments thereto;

(c)   a copy of this Agreement and all amendments thereto;

(d)   copies of the federal and state income tax returns and reports, if any, of the Company for the 3 most recent years; and

(e)   copies of any financial statements of the Company for the 3 most recent years.

These records are subject to inspection and copying, at the reasonable request and at the expense, of any Member during ordinary business hours.

7.2   **Method of Accounting**. The Company shall adopt the cash method of accounting for both financial and income tax reporting purposes.

7.3   **Reports**. As soon as reasonably practicable after the end of each fiscal year, each Member shall be furnished with a copy of a balance sheet of the Company as of the last day of each fiscal year, a statement of income or loss of the Company for such year and a statement of Net Cash Flow for that year.

7.4   **Fiscal Year**. The Company shall adopt a fiscal year, which shall begin on the 1st day of January, and end of the 31st day of December of each year.

7.5   **Banking**. All funds of the Company shall be deposited in the name of the Company in a separate bank account or bank accounts as shall be determined by the Board of Managers. All withdrawals therefrom shall be made upon checks signed by the Board of Managers or by any person or entity authorized to do so by the Board of Managers.

8.   **Tax Basis Election**. In the event of the transfer of a Membership Interest, or in the event of the distribution of Company property to a Member, the Company may file an election, in accordance with applicable Income Tax Regulations, to cause the basis of the Company property to be adjusted for federal income tax purposes as provided by Sections 734 and 743 of the Code.

9.	**Manager Compensation**. The Managers shall be entitled to such compensation for their services as may be determined, from time to time, by the Board of Managers.

INTENTIONALLY LEFT BLANK

10. **Membership Interest; Members of the Board of Managers; Designation and Removal of Manager; and Powers and Duties of and Restrictions Upon Manager**.

10.1. "**Membership Interest**" means the ownership interest in the Company representing a right to share in the Net Profit and Net Loss of the Company, Net Cash Flow and liquidating distributions and to vote to the extent and in the manner provided by the Act, the Articles of Organization and this Agreement. The initial Ownership Interest is as follows, and wherein each Ownership Unit has one vote:

Member	Ownership Interest	Ownership Units
FRASER TOWNLEY	41.5 %	4,150,000
DANIEL DOOLEY	20 %	2,000,000
LEE CHIN FENG	10%	1,000,000
JAMES ANDERSON	7%	700,000
SING FAMILY ENTERPRISE LIMITED	5%	500,000
THE LISA LOOSEN MULLEN LIFETIME TRUST	2%	200,000
THE PATRICIA LOOSEN IRREVOCABLE TRUST	2%	200,000
THE WILLIAM E. AND JANET A. LONG PARTNERSHIP	1%	100,000
MATTHEW J. AND JIMMY L. MCBRIDE INVESTMENTS, LLC	2.5%	250,000
JOSHUA TOWNLEY	2%	200,000
RESERVED FOR CHUCK STRAUCH	2%	200,000
TRANSFER AGENT/COSTODIAN WORLDWIDE STOCK TRANSFER, LLC CUSTODIAN	5%	500,000
TOTAL	100%	10,000,000

10.1(a) **Increase in the number of Ownership Units.** Only the Members of the Board of Managers are authorized to increase the number of additional Ownership Units beyond 10,000,000 Ownership Units, and such increase in the number of additional Ownership Units beyond 10,000,000 shall only be made by the Members of the Board of Managers following an approval by three quarters (75%) of the votes of the voting Members, to the extent and in the manner provided by the Act.

10.1(b) **Voting rights of Ownership Units Held by WST.** As duly appointed Transfer Agent /Custodian, Worldwide Stock Transfer, LLC, a Limited Liability Company organized under the laws of the State of New Jersey, and having a principle address of 433 Hackensack, NJ, 077601-6319 ("**WST**"), **WST** is not a member of T2M, LLC. However, for all Ownership Units held in custodianship by **WST, WST** has the right to cast one vote for each such Ownership unit held in custody by **WST**.

10.2. **Members of the Board of Managers**. Management of the Company is vested in one or more managers whose names, addresses, appointing Member, and allocated votes are as follows:

NAME	ADDRESS	APPOINTING MEMBER	ALLOCATED VOTES
Fraser Townley	247 Taylor Street Pembroke, MA 02359	Townley	50
Daniel Dooley	13009 Green Valley Drive Oklahoma City, OK 73120	Dooley, Chin Feng, & Anderson ("DCA")	50
Independent Member		Jointly appointed by unanimous decision of the Members of the Board of Managers	10

10.3. **Decisions by the Board of Managers** shall require a majority of the voting interest. Each Member of the Board of Managers shall vote in the best interest of that Board Members' appointing member; shall have the right to grant a proxy to a fellow Board Member or Board Members when in the best interest of that Board Member's appointing member; and shall agree to support all decisions made by the Board of Managers. The appointment to the Board of Managers of the Independent Board member, when needed, shall be by unanimous decision of the Members. In the event of a deadlock between the Manager appointed by **Townley** and the Manager appointed by **DCA**, both Managers agree to appoint an independent third party to the Board for the limited purpose of casting the deciding vote on the issue underlying the deadlock. This third party shall be mutually agreed upon by both Managers, and shall serve on the Board only for the duration of the resolution of the deadlock, or ninety (90) days, which ever first occurs. If the deadlock is unresolved by the appointed independent third party to the Board, prior to the expiration of the ninety (90) days, a second independent third party to the Board for the limited purpose of casting the deciding vote on the issue underlying the deadlock, and shall serve on the Board only for the duration of the resolution of the deadlock, or ninety (90) days. If the deadlock is unresolved by the second appointed independent third party to the Board, prior to the expiration of the ninety (90) days, or if the Managers cannot mutually agree upon a first independent third party, or a second independent party to serve in this capacity, as the case may be, then the Members shall agree to dissolve the entity in accordance with the provisions of Section 12.2 (**Buy-Sell Rights**) of this Agreement.

10.4 **Management by Board of Managers**.

(a) **General**. The business and the affairs of the Company shall be managed by a Board of Managers (collectively and individually each being a "**Manager**"), which shall have complete authority and discretion to make any and all decisions concerning the business and the affairs of the Company, except as provided by the Act, the Articles of Organization or this Agreement. The Board of Managers is being used for the purpose of facilitating the making of decisions on behalf of the Members by persons affiliated with the Members. No Manager appointed by a Member owes any fiduciary duty to the Company or the other Member.

The Board of Managers ("Board") shall initially consist of two (2) persons. The initial member of the Board of Managers appointed by Townley is Fraser Townley, and the initial member of the Board of Managers appointed by DCA is Daniel Dooley. At such time that the members unanimously determine to expand the Members of The Board of Managers, the Board shall be expanded to consist of three (3) persons, one Board member to be appointed by Townley, a second Board member to be Appointed by DCA, and an individual appointed by the Company. A Manager serving as the member of the Board of Managers appointed by the Company, to serve, must receive one hundred (100) votes; i.e., one hundred percent (100%) of the existing voting interests of the non-company member votes. **Townley** shall have fifty (50) votes, and **Dooley** shall have fifty (50) votes. Upon receiving one hundred (100) votes and an appointment to the Board of Managers by receipt of said one hundred (100) votes, the member of the Board of Managers appointed by the Company shall: serve for a period of ninety (90) days; and shall control a tie breaking vote allocated to the Company, which shall be granted and exercised only upon a deadlock vote between member of the Board appointed by **Townley**, and the member of the Board appointed by **DCA**. If the member of the Board of Managers appointed by the Company is unable to serve a full term, a new member of the Board of Managers appointed by the Company, upon receiving one hundred (100), fifty from **Townley** and fifty from **Dooley**, shall replace said member for a new term of 90 days.   If in the event **Townley** and **Dooley** are unable to agree upon the third Member of the Board of Managers, than sale of Member Interest shall commence in accordance with the provisions of Section 12.2 (**Buy-Sell Rights**) of this Agreement.

A quorum must be present at any meeting of the Board of Managers. A quorum at any meeting of the Board of Managers shall consist of all of the Managers. No actions may be taken by the Board of Managers in the absence of a quorum. Any decision of the Board of Managers shall require the affirmative vote of 100%, when the Board Membership is two members of the Board of Managers, or the consent of two thirds of the Managers and represent at least 80% of the Members voting interests, when there are three members of the Board of Managers. However, when there are only two Members of the Board of Managers, in the event of a deadlock and the subsequent appointment of the third Member of The Board of Managers, the member of the Board appointed by **Townley** shall have one (1) vote, the member of the Board appointed by **DCA** shall have one (1) vote, and the appointed third Member of The Board of Managers shall have one (1) vote. Any decision of the Board of Managers, consisting of the full three (3) Member Board, shall require the affirmative vote or the consent of two thirds of the Managers, i.e., two (2) votes.

(b)　**Removal and Resignation of Manager**. Only the Member that appointed the Manager may remove a Manager. A Member, which appointed a Manager, may remove the Manager at any time, with or without cause.

A Manager may resign as a Manager of Company at any time.

(c)　**No Vacancies in Board**. If a Manager is removed or resigns, the Member that appointed the removed or resigned Member shall appoint his or her successor.

(d)　**Meetings**. The Board of Managers may hold meetings on such dates, at such places and at such times as may be established by and publicized among, the Board of Managers. Three days' advance notice of any meeting shall be received by each Manager or waived by attendance at the meeting or in writing signed by the Manager (whether such written waiver is before or after the time stated in the notice), except in the case of a special called meeting in which only 24 hours advance notice shall be required.

(e)　**Participation by Conference Telephone**. The Managers may participate in a meeting by means of conference telephone or other similar communications equipment that enables all of the Managers participating in the meeting to hear each other. Such participation constitutes presence in person at the meeting.

(f)　**Written Consent**. Action may be taken by the Board of Managers without a meeting if the number and the type of Managers required to approve the action consent to the action in writing. The writing or writings shall be filed with the minutes of proceedings of the Board of Managers.

10.5　**Powers**. Except as otherwise limited by the Act, the Articles of Organization or this Agreement, the management of the Company and its affairs and business shall rest exclusively with the Board of Managers, which shall have all the powers which may be possessed by a manager pursuant to the Act, and such powers as are otherwise conferred by law or are necessary or appropriate in connection with the management of the business and the affairs of the Company including, but not limited to, the securement of loans on behalf of the Company specifically for continued operation of the Company in the best interest of the Members. Such securement of a loan may be obtained from a financial institution, or from a Member of the Company. In the event that a loan or loans are secured from a Member of the Company, the annual interest rate charged by the lending Member shall not exceed the then existing National Prime Rate (**"Prime"**), as published in the Wall Street Journal Midwest Edition on the date of the loan, plus two percentage points above Prime per annum.

10.6 **Certain Limitations**. Without first obtaining the written consent of all of the Members, the Board of Managers shall not take any of the following actions:

(a) do any act in contravention of the Act, the Articles of Organization or this Agreement (unless the requisite consent for amendment of this Agreement is obtained as contemplated by Section 17.18);

(b) admit additional Members to the Company;

(c) do any act which would make it impossible to carry on the ordinary business of the Company; or,

(d) (in the absence of: litigation; potential litigation; or a pre-authorization by the members) assign, sell, or grant a license of or in all or substantially all of the assets of the Company in a single sale or license agreement which takes place at one time or from time to time or in multiple sales or licensing agreements which take place at one time.

It is further agreed that **Fraser Townley** is appointed President of the **Company**, serves at the pleasure of the Board, and is authorized to conduct all business affairs of the Company within the Powers of the Board of Managers, at the direction of the Members of the Board of Managers following a unanimous decision by the Board of Managers to proceed with the conduct of such business.

10.7 **Limitation on Liability of Manager**. Each Manager shall engage in conduct consistent with the duties identified in this Agreement, particularly including those duties identified in Section 10.1(a). The Company and the Members contemplate that none of the Members has any fiduciary duty to the Company and/or the Members thereof.

To the extent that a Manager is ever determined to have such a fiduciary duty, the Manager shall be liable to the Company or its Members for monetary damages for breach of fiduciary duty as a Manager; provided, however, that nothing contained herein shall eliminate or limit the liability of a Manager (a) for any breach of the duty of loyalty to the Company or its Members, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law and (c) for any transaction from which the Manager derived an improper personal benefit. To the extent that a Manager is determined to have a fiduciary duty to the Company, the Manager shall be liable to the Company and its Members for monetary damages for breach of fiduciary duty as a Manager.

10.8   **Role of Members**. Except as otherwise provided by the Act, the Articles of Organization or this Agreement, a Member shall not have the authority to act on behalf of, or to bind, the Company or any other Member and a Member shall not have the authority to take any action which would change the Company to a general partnership, eliminate or reduce the limited liability of a Member or affect the status of the Company for federal income tax purposes. However, each Member has the right:

(a)   upon reasonable notification, to inspect and to copy any of the books and the records of the Company required to be maintained pursuant to Section 7.1; and

(b)   obtain from the Board of Managers, at any time and from time to time upon reasonable demand, accurate and complete information with respect to the Company and the business and the affairs of the Company.

A quorum at any meeting of the Members shall consist of all Members participating and any decision of the Members shall require the affirmative vote or the consent of the majority of the Members.

11.   **Conveyances**. Title to the assets owned by the Company shall be held in the name of the Company. Any instrument purporting to convey or to encumber the interest of the Company or all or any portion of the assets of the Company shall be sufficient if signed on behalf of the Company by one of the Managers.

12.   **No Sale, Pledge or Transfer of Membership Interest**. Except as otherwise expressly contemplated hereby or with the prior written consent of the Board of Managers, no Member or other holder of Membership Interest may sell, assign, transfer, encumber, pledge, grant a security interest in or otherwise dispose of, whether a consensual disposition or by operation of law ("**Transfer**"), all or any part of his or her Membership Interest in the Company or rights therein, whether now owned or hereafter acquired, and a transferee shall not become a substitute Member hereunder, without compliance with Section 13.5.

12.1   **Right of First Refusal**. No Member shall be permitted to sell all or any part of his or her Membership Interest unless the Membership Interest proposed to be sold shall have first been offered in writing by such Member for sale to the other Member/Members at the same price and upon the same terms as the proposed sale to an identified party. A proposed sale must be an enforceable agreement to sell and to purchase the Membership Interest for cash or cash equivalent consideration based on commercially reasonable terms. The written offer shall set forth the proposed cash purchase price, the manner of payment, the name and the address of the proposed purchaser and all other material terms of the proposed transaction.

The non-selling Member/Members shall have 30 days from the date of his or her receipt of the written notice including sale terms within which to exercise his or her right of first refusal by delivering a written notice of his or her acceptance of the offer to the selling Member.

If the non-selling Member/Members do not timely deliver his or her written notice of acceptance (or sooner waives his or her right of first refusal), the selling Member shall have the right for a period of 30 days from the date of relinquishment of the right of first refusal within which to consummate the sale of the Membership Interest to the identified party upon terms and conditions no less favorable to the selling Member than described in the notice originally provided to the non-selling Member/Members. Any sale of a Membership Interest to a third party shall include among the conditions of sale that the purchaser shall agree in writing to be bound by this Agreement the same as if the purchaser had been an original executing Member. Any Membership Interest not sold within the 30 day period after compliance with this Section 12.1, shall again become subject to the restrictions of this Agreement and the non-selling Members' right of first refusal shall be treated as reinstated.

12.2   **Buy-Sell Rights**. A Member may terminate his or her relationship with the other Member by giving 30 calendar days' prior written notice of his or her intention to terminate such relationship with the other Member. Such notice of termination shall include an offer by the terminating Member to purchase all of the interest in the Company owned by the other Member/Members (**"Purchase Offer"**) for a stated price per percentage interest of or to sell all of the interest in the Company owned by the terminating Member (**"Sale Offer"**) for a stated price per percentage interest.

For 30 days after the receipt of such notice of termination, the other Member/Members shall have the option to accept the Purchase Offer or the Sale Offer by written notice to the terminating Member and, upon such acceptance or deemed acceptance, the other Member and the terminating Member shall consummate the Purchase Offer or the Sale Offer, as the case may be, at a date, at a place and at time selected by the purchasing Member (which date must be within 30 days after such acceptance or deemed acceptance). Within the same 30 days after the receipt of such notice of termination, and in the event that the terminating Member tenders a Purchase Offer for the purchase of the other Member/Members entire ownership interest, the other Member/Members shall have the option to purchase the entire ownership interest of the terminating Member under the same terms contained in the Purchase Offer tendered to the other Member/Members by the terminating Member, and further in the event that the terminating Member tenders a Sale Offer for the sale of the terminating Member's entire ownership interest, the other Member/Members shall have the option to sell their entire ownership interest to the terminating Member under the same terms contained in the Sale Offer tendered to the other Member/Members by the terminating Member. In the case of either a Purchase Offer or Sale Offer being tendered to the other Member/Members, failure by the other Member/Members to give such written notice within such 30 day period shall be deemed an affirmative acceptance of the Purchase Offer or Sale Offer and the terminating Member shall proceed to purchase the entire interest of the other Member/Members in accordance with the terms stated in the Purchase Offer, or the other Member/Members shall proceed to purchase the entire interest of the terminating Member in accordance with the terms as stated in the Sale Offer.

12.3   **Transfer Limitations**. Notwithstanding anything else contained herein, no Transfer shall be effective until the following conditions are satisfied:

(a)   either (i) the Membership Interest shall have been registered under the Securities Act of 1933 and any applicable state securities laws or (ii) the Company shall have received a favorable opinion of legal counsel acceptable to the Board of Managers that such Transfer is exempt from registration under such laws; and

(b)   the Company (unless waived by all of the Members) shall have received an opinion of legal counsel acceptable to the Board of Managers that such Transfer would not (i) when added to the total of all other Transfers within the preceding 12 months, result in the Company's being considered to have terminated within the meaning of Section 708 of the Code unless, in the opinion of such legal counsel, the termination would not be adverse to the Company or to any Member or (ii) jeopardize the Company's classification as a partnership for federal income tax purposes.

13.   **Default/Purchase and Sale of Membership Interests**. For purposes of this Section 13, the term "Member" shall include any Member or any other holder of Membership Interest in the Company who has not been admitted as a substituted Member.

13.1   **Default** . In the event: (a) a Member makes an assignment, general or special, for the benefit of his or her creditors; (b) a Member files any petition for relief under the bankruptcy laws of the United States, or of any other law of the United States or any state for the relief of debtors; (c) the property of the Company, or any portion thereof, or any interest therein, or any interest in the Company is levied upon or otherwise subjected to the claims of the creditors of a Member, or comes into the possession of a receiver appointed for such Member (except in an action to enforce a properly authorized obligation of the Company); (d) control of the affairs of a Member in any manner comes under the jurisdiction of any court in any involuntary proceeding or action in bankruptcy, arrangement for the benefit of creditors, receivership, or other judicial or governmental action; (e) a Member breaches, in any material respect, any of the obligations imposed by the Act, the Articles of Organization or this Agreement; or (f) a Member Transfers his or her Membership Interest in violation of Section 12 and in the further event that any such default is not cured within 30 days after written notice by any other Member, such event shall be deemed to be "**an event of default**."

13.2   **Options Concerning the Membership Interest of Defaulting Member**. If a Member shall commit an event of default, the other Members may elect either: (a) to purchase all or part of the Membership Interest of the defaulting Member pursuant to Section 13.3 (including any Membership Interest transferred in violation of the provisions of this Agreement); or (b) to liquidate all or part of the Membership Interest as specified in Section 13.4 (including any Membership Interest transferred in violation of the provisions of this Agreement). If the non-defaulting Members do not elect to purchase or to liquidate all of the Membership Interest of the defaulting Member, the defaulting Member shall be deemed removed from the management of the Company, including his or her designated Manager being removed from the Board of Managers and the number required in Section 10.1 to administer the Company's affairs being reduced accordingly. The removed Member, or any successor or transferee thereof, shall have none of the rights of a Member other than the right as a successor to or transferee of the economic interest attributable to the Membership Interest of the removed Member to share in Company Net Profit or Net Loss allocable to the Membership Interest, and to share in distributions from the Company.

13.3   **Purchase of Membership Interest of Defaulting Member**.

(a)   **Exercise of Option - Defaulting Member**. In the event that a Member commits an event of default, the other Members shall have the right to acquire the Membership Interest of the defaulting Member (or any successor or transferee of such Member). The other Members shall exercise this option by delivering written notice of such exercise to the defaulting Member (or any successor or transferee of such Member) within 90 days after the other Members receive notice of the occurrence of an event of default.

(b)   **Effective Date of Purchase - Defaulting Member**. The effective date of the sale of the Membership Interest of a defaulting Member or any successor or transferee of such Member purchased hereunder shall be the last day of the month preceding the month in which the written notice of the exercise of the option to purchase such Membership Interest is delivered. Any defaulting Member or his or her successor or transferee shall be entitled to or charged with his or her distributive share of Net Profit and Net Loss for the fiscal year in which the sale occurs until the effective date of the sale.

(c)   **Purchase Price - Defaulting Member**. The purchase price for the Membership Interest of a defaulting Member (or the successor or transferee of a defaulting Member) shall be a amount equal to a pro rata percentage of the Net Asset Value determined the defaulting member's Profit and Loss Sharing Percentage, which shall be payable in immediately available funds at closing.

It is the intention of the Company and the Members that all amounts payable under this Section 13.3 for the Membership Interest acquired hereby, shall constitute payment for the Membership Interest and any property interests the defaulting

Member may have therein and that such payments shall not be considered as a payment of income from the Company.

13.4   **Liquidation of Member's Membership Interest**.

(a)   **Remaining Members' Right**. In the event that a Member commits an event of default, the other Members shall have the right to distribute to such defaulting Member (or the successor or transferee of the defaulting Member) properties of the Company in liquidation of such Membership Interest whose fair market value shall equal the purchase price of such Membership Interest pursuant to Section 11.3.

(b)   **Effective Date and Properties**. The effective date of any such liquidating distribution shall be the date of distribution. The defaulting Member shall be entitled to continue as an assignee of the Membership Interest until the date of distribution. The Company may distribute any of its properties in liquidation. The distribution may be, at the election of the surviving or remaining Members, of the entire interest of the Company in any property or a fractional interest in any property. The properties shall be distributed at their fair market values as of the effective date of distribution.

13.5   **Substituted Members**. If all of the Members consent to the admission of a person as a substituted Member and such person:

(a)   elects to become such a substituted Member by delivering a written notice of such election to the Board of Managers;

(b)   executes such other instruments as the Board of Managers may deem necessary or appropriate to effect the admission of such person as a substituted Member, including, without limitation, the written acceptance and adoption by such person or such entity of this Agreement; and

(c)   pays a transfer fee to the Company, which is sufficient to cover all reasonable expenses connected with the admission of such person as a substituted Member; this Agreement shall be amended and all other steps shall be taken which, in the opinion of the Board of Managers, are necessary or appropriate to make such person or such entity as a substituted Member. Upon the completion of all such steps, such person or such entity shall become a substituted Member of the Company.

14.   **Dissolution of the Company**.

14.1   **Causes of Dissolution**. The Company shall dissolve and terminate upon the agreement of all of the Members in writing to dissolve and to wind up the affairs of the Company.

14.2 **Winding-Up**. Upon the dissolution and the termination of the Company, the Board of Managers shall promptly wind up the business and affairs of the Company and discharge all of the liabilities of the Company to its creditors (including, without limitation, liabilities, if any, to the Members in the capacity of creditors). The Members shall continue to share Net Profit and Net Loss during the winding-up in the same proportion as before commencement of winding-up. The Board of Managers shall proceed promptly to liquidate all assets of the Company, as is consistent with obtaining the fair value thereof, necessary to discharge liabilities to creditors.

The proceeds of liquidation and the remaining noncash assets of the Company shall be applied and distributed in the following order:

(a) **Creditors' Claims**. First, to the payment of the liabilities of the Company (including, without limitation, loans, if any, that may have been made by the Members to the Company) and the expenses of liquidation.

(b) **Reserve**. Second, to the setting up of any reserves which the Board of Managers deems necessary or appropriate for any contingent liabilities of the Company. Such reserves shall be paid over to a person or an entity to be held in escrow for such period as the Board of Managers shall deem necessary or appropriate and for distribution of any excess at the expiration of such term, in the manner hereinafter provided.

(c) **Balance**. Any balance remaining shall be distributed among the Members in proportion to their respective positive Capital Account balances (after taking into account all adjustments to the Capital Accounts for the Company's taxable year in which liquidation occurs) pursuant to the timing requirement set forth in Treasury Regulation Section 1.704-1(b)(2)(ii)(b)(2). Upon a liquidation within the meaning of Treasury Regulations Section 1.704-1(b) (2)(ii)(g) if any Member has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year in which the liquidation occurs), the Member shall have no obligation to make any contribution to the capital of the Company, and the negative balance of the Capital Account shall not be considered a debt of the Member to the Company or to any other person.

14.3 **Filing Articles of Dissolution**. Upon the completion of the liquidating distributions as provided in Section 14.2, articles of dissolution shall be filed as required by the Act, and each Member agrees to take whatever action may be necessary or appropriate to carry out the provisions of this Section 14.3.

15. **Litigation**. The Board of Managers shall prosecute and defend actions at law or in equity as may be necessary to enforce or protect the interest of the Company. The Company shall respond to any final decree, judgment, or decision of any court, or board of authority having jurisdiction in the premises. The Company shall satisfy any

judgment, decree or decision first out of any insurance proceeds available therefore, and, finally out of the assets of the Company.

16. **Indemnification**. The Company shall indemnify and hold harmless each Manager from any loss or damage (including, without limitations, legal fees and expenses) incurred by such Manager by reason of any action performed by the Manager as such, provided the Manager acted in good faith in furtherance of the Company's interests.

17. **Right to Partition**. No Member shall have any right to ask for partition of the assets now owned or hereafter acquired by the Company or maintain any action for partition with respect to any property of the Company.

18. **General Provisions**.

18.1 **Integrated Agreement**. This Agreement constitutes the entire agreement among the Company and the Members on the subject matter hereof. All other oral or written agreements or other understandings on the subject matter of this Agreement are hereby rescinded.

18.2 **Notices**. Any notice or other communication required or permitted to be given by this Agreement shall be deemed to have been given for all purposes if sent by certified mail, return receipt requested, postage and charges prepaid, addressed to the person or the entity to which addressed at the address listed in this Agreement or to such other address as such person or such entity may from time to time specify by written notify to the other parties. Any such notice shall be deemed to be given as of the date on which such written notice is deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid.

18.3 **Severability**. Every provision of this Agreement is intended to be severable. If any provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

18.4 **Applicable Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Minnesota without reference to its conflict of laws provisions.

18.5 **Counterpart Execution**. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document; however, this Agreement shall not become operative until all parties have signed a counterpart hereof. All counterparts shall be construed together and shall constitute one agreement.

18.6   **Binding Effect**. Subject to the provisions contained in Section 12, each and all of the provisions of this Agreement shall be binding upon, and inure to the benefit of, the successors and assigns of the respective parties hereto.

18.7   **Section Headings**. Section and other headings contained in this Agreement are for reference purposes only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

18.8   **Prevailing Party Attorney's Fees and Expenses**. In any action brought by any party to enforce the obligations of any other party, the prevailing party shall be entitled to collect such party's reasonable attorney's fees, court costs and expenses in such action.

18.9   **No Waiver**. No waiver by any person or any entity of any condition of this Agreement or of any breach by any person or any entity of any of the obligations hereunder shall be deemed to be a waiver of any other condition or subsequent breach of the same or any other obligation or representation by any person or any entity. Forbearance to seek a remedy for any noncompliance or breach by any other person shall not be deemed to be a waiver by the first such person of his rights and remedies with respect to such noncompliance or breach.

18.10   **Tax Matters Partner.** The President shall be the **"Tax Matters Partner"** under the Code. The Tax Matters Partner shall promptly provide both Members with copies of all written communications from and to the Internal Revenue Service.

18.11   **Miscellaneous Sale Provisions**. Notwithstanding any other provision of this Agreement, the Company is hereby authorized to sell up to one-hundred (100%) percent of its fifty-five (55%) percent ownership, representing 55 votes at not less than the pro rata share of the capital value of the company, so long as no individual or entity purchases more than forty-five (45) of the Company's fifty-five (55) votes, representing no more than forty-five (45%) percent ownership interest in the Company. All sales of membership interests shall be subject to approval by 100% of existing members.

18.12   **Amendments**. Except as provided by the Act, the Articles of Organization or this Agreement, this Agreement may not be amended in any respect, unless an instrument in writing setting forth the amended provision is signed and approved all of the Members.

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THE SIGNATURE PAGE FOLLOWS ON PAGE 28 OF 29.

SIGNATURE PAGES

(30 OF 31 & 31 OF 31)

FOR
T2M, LLC
AMENDED OPERATING AGREEMENT
AS OF OCTOBER 01, 2019

_____

Fraser Townley, Founding Member

Date: _____

_____

Daniel Dooley, Member

Date: _____

_____

Lee Chin Feng, Member

Date: _____

_____

James Anderson, Member

Date: _____

_____

Hob Ming Sing, _____

For, and on behalf of:
Sing Family Enterprise Limited, Member

Date: _____

_____

Lisa Loosen Mullen, Trustee

For and on behalf of:
The Lisa Loosen Mullen Lifetime Trust, Member

Date: _____

_____

Lisa Loosen Mullen, Trustee

For, and on behalf of:
The Patricia Loosen Irrevocable Trust,
Member

Date: _____

_____

William E. Long, Partner

For and on behalf of:
The William E. & Janet A. Long Partnership,
Member

Date: _____

_____   _____

Jimmy L. McBride, Member of the   Joshua Townley, Member
Board of Managers
For, and on behalf of:
Matthew J. and Jimmy L. McBride,
Investments, LLC, Member

Date: _____   Date: _____